SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20540


                                  SCHEDULE 13G

                                 CURRENT REPORT

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                       Pennsylvania Commerce Bancorp, Inc.
                                (Name of Issuer)

                               Voting Common Stock
                         (Title of Class of Securities)

                                   708677 109
                                 (CUSIP Number)

CUSIP No. 708677 109

1.       Names of Reporting Persons.
              I.R.S. Identification Nos. of above persons (entities only).

                           Vernon W. Hill, II

2.       Check the appropriate box if a Member of a Group (See Instructions).

                                    N/A

3.       SEC Use Only._____________________________________________

4.       Citizenship or place of organization

                           United States

Number of Shares           5.  Sole Voting Power           57,318 (1)
                                                         -------------
Beneficially Owned         6.  Shared Voting Power        182,786 (2)
                                                         -------------
By Each Reporting          7.  Sole Dispositive Power      57,318 (1)
                                                         -------------
Person With:               8.  Shared Dispositive Power   182,786 (2)
                                                         -------------

9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                                     240,104
          -------------------------------------------------------------

10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                                    N/A

         11. Percent of Class Represented by Amount in Row (9)       14.3%
                                                               ---------------

         12. Type of Reporting Person (See Instructions)    IN

(1) Includes 10,413 shares which may be acquired upon exercise of currently exerciseable options and 2,310 shares held in street name.

(2) Includes 150,885 shares beneficially owned by Commerce Bancorp, Inc. of which Mr. Hill is Chairman of the Board, President and CEO. Also includes 10,634 shares held by JR Properties, a partnership in which Mr. Hill is one of two partners, 10,634 shares owned by S.J. Dining, a corporation in which Mr. Hill is one of two shareholders, 8,271 shares owned by Interarch, a corporation owned by Mr. Hill's wife and 2,362 shares owned by Mr. Hill's wife, Shirley Hill. Does not include 118,195 shares (adjusted to for stock splits and dividends) of the Issuers common stock which Commerce Bancorp, Inc. is entitled to purchase in the event of a "change in control" (as defined in the warrant agreement) of the issue. Such warrants are fully transferrable and expire on October 7, 2008.

Item 1.
(a)      Name of Issuer - Pennsylvania Commerce Bancorp, Inc.
(b)      Address of Issuer's Principal Executive Offices -  100 Senate Avenue
                                                            Camp Hill, PA 17011

Item 2.
(a)      Name of Person Filing - Vernon W. Hill, II
(b)      Address of Principal Business Office - c/o Commerce Bancorp
                                                1701 Route 70 East
                                                Cherry Hill, NJ 08034-5000
(c)      Citizenship - United States
(d)      Title of Class of Securities - Common Stock $1.00 par value
(e)      CUSIP Number - 708677 109
                        ----------

Item 3.  N/A

Item 4.  Ownership - See Numbers 5, 6. 7, 8 and 9 above

Item 5.  Ownership of Five Percent or Less of a Class -  N/A

Item 6.  Ownership of More than Five Percent on Behalf of Another Person - N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security being Reported on By the Parent Holding Company - N/A

Item 8.  Identification and Classification of Members of the Group - N/A

Item 9.  Notice of Dissolution of Group - N/A

Item 10. Certification - N/A

(a) By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     2/2/01
                                                     Date


                                                     /s/ Vernon W. Hill, II
                                                     Signature